FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
March 9, 2011
Commission File Number: 001-32689
SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release Announcing 4Q and Full Year 2010 Results	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Kim H. Liou
Name:	Kim H. Liou
Title:	General Counsel

Date: March 9, 2011

Exhibit 99.1
Suntech Reports Fourth Quarter and Full Year 2010 Financial Results
Wuxi, China, March 8, 2011 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, today announced financial results for its fourth fiscal quarter and full year ended December 31, 2010.
Fourth Quarter 2010 Highlights
•	Total net revenues were $945.1 million in the fourth quarter of 2010, representing growth of 27.1% sequentially and 61.9% year-over-year.

•	Total PV shipments increased 19.8% sequentially and 87.3% year-over-year.

•	Gross profit margin for the core wafer to module business was 17.4% in the fourth quarter of 2010.

•	Consolidated gross profit margin was 16.2% in the fourth quarter of 2010.

•	Net income after taxes before non-controlling interest and equity in earnings of affiliates was $61.1 million in the fourth quarter of 2010.

•	Suntech realized $24 million equity income from the earnings of the recently acquired wafer business in the fourth quarter of 2010.

•	Equity in earnings of affiliates in the fourth quarter of 2010, inclusive of the $24 million equity income from earnings of the wafer business, increased to $322.9 million.

•	Net income attributable to holders of ordinary shares was $383.4 million, or $2.02 per diluted American Depository Share (ADS). Each ADS represents one ordinary share.
Full Year 2010 Highlights
•	Total net revenues were $2,901.9 million in 2010, representing 71.4% growth year-over-year.

•	Total PV shipments were 1,572MW, representing 124.5% growth year-over-year.

•	Gross profit margin for the core wafer to module business was 18.6%.

•	Consolidated gross profit margin was 17.4%.

•	Net income attributable to holders of ordinary shares was $262.3 million, or $1.44 per diluted American Depository Share (ADS). Each ADS represents one ordinary share.

•	Suntech achieved 1.8 GW of PV cell and module capacity, and 500MW of silicon ingot and wafer capacity as of December 31, 2010.
“2010 was another landmark year for Suntech and the solar industry,” said Dr. Zhengrong Shi, Chairman and CEO. “We surpassed our shipment and revenue targets by setting new solar industry records for both quarterly and annual solar panel shipments.”
“We maintained a strong position in established markets, while continuing to diversify into regions that will drive the next stage of growth in the solar industry. Within Europe we entered new partnerships with industry leaders such as Siemens and became the first company to ship more than 1,000MW in the region. We achieved a leading market share in the Americas and were recently selected to supply a 150MW (AC) project for Sempra Generation, just down the road from our new Arizona manufacturing facility. And we continue to gain ground in key growth markets such as Australia, China, India and Thailand.”
“We successfully closed our acquisition of a wafer production facility, which will drive cost reduction and margin expansion in 2011. The integration is progressing well and the wafer acquisition is already generating returns for Suntech. In the fourth quarter, Suntech achieved $24 million equity income from the wafer business. With the rapid expansion of wafer capacity — to 1.2GW by the end of 2011 — and subsequent wafer cost reductions, we expect this contribution to grow through the course of the year.”
“Our investment in the Global Solar Fund continues to generate value. GSF investee companies successfully completed 95MW of projects during the fourth quarter resulting in an increase in the fair value of GSF’s investments. The eventual sale of these projects should be a source of cash for Suntech going forward.”
“The opportunities ahead of us have never been greater. We are confident that our investments in our global sales channels, integrated manufacturing capabilities and technology initiatives will expand our position as the global market leader.”
Recent Business Highlights
•	Sempra Generation selected Suntech and Zachry to design and construct the Mesquite Solar I project in Arizona. The renewable electricity generated will be sold to Pacific Gas & Electric under a 150MW (AC), 20-year power purchase agreement pending California Public Utilities Commission approval.

•	Suntech closed the acquisition of wafer manufacturer Rietech Solar, which was spun-off from Glory Silicon, in the fourth quarter of 2010. Suntech recognized $24 million equity income from earnings of the acquired wafer business in the fourth quarter of 2010.

•	Suntech signed a framework agreement with Siemens Energy. Siemens has a pipeline to develop 80MW of PV plants in six different countries.

•	GSF investee companies completed construction of 95MW of PV projects in the fourth quarter of 2010. In accordance with ASC 323-10-35-1, Suntech recognized its share of the earnings or losses of the equity investment in GSF. As GSF is an investment company, its net income or loss is affected by the changes in the fair value of its investee companies. Due to the completion of projects, GSFs fair value substantially increased and Suntech realized equity income of $250 million in the fourth quarter of 2010.

•	In line with Suntech’s strategy to focus on its core competencies of PV wafer, cell and module manufacturing, Suntech divested its 20% investment in Asia Silicon for a total consideration of $20 million. Suntech will continue to procure polysilicon from Asia Silicon through a long term contract.
Fourth Quarter 2010 Results
Total net revenues for the fourth quarter of 2010 were $945.1 million, an increase of 27.1% from $743.7 million in the third quarter of 2010 and an increase of 61.9% from $583.6 million in the fourth quarter of 2009.
Total net revenues from investee companies of GSF were $53.6 million in the fourth quarter of 2010.
For the fourth quarter of 2010, consolidated gross profit was $153.4 million and gross margin was 16.2% compared to consolidated gross profit of $122.0 million and gross margin of 16.4% in the third quarter of 2010.
Operating expenses for the fourth quarter of 2010 increased to $63.2 million compared to $59.5 million in the third quarter of 2010.
Income from operations was $90.2 million for the fourth quarter of 2010, an increase of 44.2% compared to $62.6 million in the third quarter of 2010.
Net interest expense was $23.5 million in the fourth quarter of 2010 compared to net interest expense of $23.1 million in the third quarter of 2010. Net interest expense in the fourth quarter of 2010 included $10.7 million in non-cash expenses of which $9.5 million was related to the adoption of FASB Codification 470-20-65, Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion. This compares to $9.4 million in non-cash net interest expense in the third quarter of 2010.

Foreign exchange loss was $2.8 million in the fourth quarter of 2010 compared to a foreign exchange gain of $42.0 million in the third quarter of 2010. The foreign exchange gain in the third quarter was primarily related to the appreciation of the Euro versus the US Dollar during the third quarter of 2010.
Net other expense was $0.4 million in the fourth quarter of 2010, compared with net other expense of $74.1 million in the third quarter of 2010. The net other expense in the third quarter of 2010 was mainly due to mark to market losses from foreign exchange hedging activities.
Net income after taxes before non-controlling interest and equity in earnings of affiliates was $61.1 million in the fourth quarter of 2010 compared to $10.2 million in the third quarter of 2010.
Equity in earnings of affiliates in the fourth quarter of 2010 increased to $322.9 million compared to equity in earnings of affiliates of $23.1 million in the third quarter of 2010. The equity in earnings of affiliates in the fourth quarter of 2010 was primarily related to a $250 million non-cash increase in the fair value of GSF’s investments in projects and of GSF in accordance with ASC 323-10-35-1, due to GSF investee companies’ completion of construction of 95MW of projects in the fourth quarter of 2010; $49.5 million equity income on consolidation of the wafer acquisition which is equivalent to the difference between the fair value of the equity investment previously held and its carrying value in accordance with ASC 323-10-35-4; and $24 million equity income from earnings of the acquired wafer business in the fourth quarter of 2010.
The fair value of GSF investments was determined according to discounted cash-flow analysis of the future energy revenues of completed solar projects and with reference to target returns of project buyers. The inputs and assumptions used in the discounted cash flow models reflect the best estimate of assumptions that market participants would use in pricing the same or similar investments in a current transaction as of the measurement date. GSF management believes that all the projects completed by GSF investee companies in 2010 will be connected to the grid in order to receive the 2010 feed in tariff in Italy.
Net income attributable to holders of ordinary shares increased to $383.4 million, or $2.02 per diluted ADS for the fourth quarter of 2010, compared to net income of $33.1 million, or $0.18 per ADS, for the third quarter of 2010.
In the fourth quarter of 2010, the major non-cash related expenses were share-based compensation charges of $4.4 million; $10.7 million of non-cash interest expenses, as mentioned above; and depreciation and amortization expenses of $18.9 million.
In the fourth quarter of 2010, capital expenditures, which were primarily for the addition of new production equipment, totaled $50.5 million.
Cash and cash equivalents totaled $872.5 million as of December 31, 2010, compared with $946.2 million as of September 30, 2010.

Inventory was $558.2 million as of December 31, 2010, compared with $447.4 million as of September 30, 2010. The increase in inventory was in line with the growth in production. Inventory turnover days improved to 65 days in the fourth quarter of 2010 from 66 days in the third quarter of 2010.
Accounts receivable totaled $515.9 million as of December 31, 2010, compared with $443.7 million as of September 30, 2010. The increase was in line with the increase in revenue. Days sales outstanding improved to 47 days in the fourth quarter of 2010, compared to 52 days in the third quarter of 2010.
Accounts receivable due from investee companies of GSF was $10.4 million as of December 31, 2010, compared with $59.7 million as of September 30, 2010. The sequential decrease in the related accounts receivable was due to the collection of all GSF investee companies’ receivables incurred prior to the fourth quarter of 2010, and the collection of the majority of GSF investee companies’ receivables incurred in the fourth quarter of 2010.
Short-term borrowings were $1,400.8 million as of December 31, 2010, compared with $1,024.2 million as of September 30, 2010. The increase in borrowings was mainly related to the balance sheet consolidation of Rietech Solar, the recently acquired wafer facility; and working capital requirements. Suntech intends to transition approximately $400 million of short-term borrowings into mid-term loans in the first half of 2011.
Accounts payable totaled $457.0 million as of December 31, 2010, compared with $394.6 million as of September 30, 2010. The increase in accounts payable was primarily due to increased material procurement to meet production requirements. Accounts payable days decreased to 54 days in the fourth quarter of 2010 from 58 days in the third quarter of 2010 due to year end accounts payable settlement with suppliers.
Full Year 2010 Results
Total net revenues for the full year 2010 were $2,901.9 million, compared with $1,693.3 million in 2009. The year-over-year increase was primarily due to a 124.5% increase in shipments of PV products, which was offset by a decline in the average selling price of PV products.
For the full year 2010, consolidated gross profit was $503.8 million and gross margin was 17.4% compared to consolidated gross profit of $338.8 million and gross margin of 20.0% for the full year 2009. The decrease in gross margin was primarily a result of the reduction in the average selling price of PV products.
Operating expenses for the full year 2010 were $306.7 million compared to $164.8 million for the full year 2009. The increase in operating expenses in 2010 was primarily due to expansion of production capacity and global sales infrastructure; and a non-cash impairment of thin film equipment of $54.6 million.
Income from operations was $197.2 million for the full year 2010 compared to $174.0 million for the full year 2009.
Net income after taxes before non-controlling interest and equity in earnings of affiliates was $13.4 million in 2010 compared to $89.0 million in 2009.
Equity in earnings of affiliates was $250.0 million in 2010 compared to equity in loss of affiliates of $3.3 million in 2009. The equity in earnings of affiliates in 2010 was primarily related to a $269.5 million non-cash increase in the fair value of GSF’s investments in projects and of GSF in accordance with ASC 323-10-35-1, due to GSF investee companies’ completion of construction of 105MW of projects in 2010; $49.5 million equity income on consolidation of the wafer acquisition which is equivalent to the difference between the fair value of the equity investment previously held and its carrying value; and $24 million equity income from earnings of the acquired wafer business in the fourth quarter of 2010. This was offset by an equity loss related to the impairment of the investment in Shunda Holdings of $101.1 million.
Net income attributable to holders of ordinary shares increased to $262.3 million, or $1.44 per diluted ADS for the full year 2010, compared to net income of $85.6 million, or $0.50 per diluted ADS for the full year 2009.
In the full year 2010, capital expenditures, which were primarily related to the construction of production facilities in Shanghai and other infrastructure projects to support expansion of Pluto capacity, totaled $335.6 million. Depreciation and amortization expenses totaled $84.9 million.
Business Outlook
In the first quarter of 2011, Suntech expects PV shipments to be relatively flat compared with the fourth quarter of 2010. Due to the integration of wafer manufacturing capacity, consolidated gross margin in the first quarter of 2011 is expected to increase to approximately 20%.
For the fiscal year ending December 31, 2011, Suntech expects to ship at least 2.2GW of solar products and generate revenues of $3.4 billion to $3.6 billion, subject to changes in foreign exchange rates. Consolidated gross margin for the full year 2011 is expected to be approximately 20% to 22%.
Suntech expects to achieve 2.4GW of installed cell and module production capacity by the end of 2011. Suntech expects to achieve 1.2GW of installed wafer capacity by the end of 2011. Full year 2011 capital expenditures are expected to be in the range of $250 million to $270 million.
Guidance is based on an assumed exchange rate of $1.33USD to the Euro.

2010 Results Preliminary and Unaudited
The Company acquired Rietech Solar on December 31, 2010 and is in the process of performing the purchase price allocation associated with the consolidation of Rietech. In conjunction with the acquisition, and as noted previously in this release, the Company recognized a $49.5 million gain on consolidation which is equivalent to the difference between the fair value of the equity investment previously held and its carrying value. Given the purchase price allocation has not yet been completed, the value of long-lived and intangible assets, goodwill and, potentially, the fair value associated with the previous equity interest held, are subject to adjustment. Accordingly, upon finalization of the purchase price allocation, certain balance sheet accounts and the gain on disposition of the previously held equity interest included in this release are subject to change.
The results presented in this press release are preliminary and unaudited. The Company is in the process of completing its 2010 audit, and adjustments to the results set forth in this press release may be identified as a result of this process. The Company’s 2010 audited financial statements will be included in its 2010 Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission.
Fourth Quarter and Full Year 2010 Conference Call Information
Suntech management will host a conference call today, Tuesday, March 8, 2011 at 6:00p.m. U.S. Eastern Time (which corresponds to 11:00p.m. Greenwich Mean Time on March 8, 2011 and 7:00a.m. Beijing/Hong Kong time on March 9, 2011) to discuss the company’s results.
Dial-in details for the earnings conference call are as follows:

US Toll Free:	+1.800.435.1261
US Toll/International:	+1.617.614.4076
UK:	+ 44.207.365.8426
Hong Kong:	+852.3002.1672
Passcode:	Suntech
A replay of the conference call may be accessed until March 24, 2011 by dialing:

US Toll Free: US Toll/International: Passcode:	+1-888-286-8010 +1-617-801-6888 75427718
Additionally, a live and archived webcast of this conference call will be available on the Investors section of Suntech’s website at http://ir.suntech-power.com.
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China,

Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 15,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.
For more information about Suntech’s people and products visit http://www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability to increase PV cell production capacity to 2.4GW and wafer capacity to 1.2GW by the end of 2011; expected first quarter 2011 shipments and gross margin; full year 2011 shipment, revenue and gross margin expectations; and 2011 capacity and capital expenditures. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Rory Macpherson
Investor Relations Director
Tel: +1-415-268-8975
Email: ir@suntech-power.com
In the United States:
Kristen McNally
Executive Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com

Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	Dec 31,	Sept 30,
	2010	2010
ASSETS
Current assets:
Cash and cash equivalents	872,466	946,220
Restricted cash	142,533	153,510
Inventories	558,225	447,371
Accounts receivable	515,875	443,717
— Investee companies of GSF	10,397	59,712
— from others	505,478	384,005
Value-added tax recoverable	92,425	61,461
Advances to suppliers	84,385	83,231
Other current assets	148,415	272,539

Total current assets	2,414,324	2,408,049

Property, plant and equipment, net	1,326,218	1,004,372
Intangible assets, net	214,594	179,423
Goodwill	251,634	91,260
Investments in affiliates	545,884	259,153
Long-term prepayments	213,836	203,497
Long-term loan to suppliers	52,963	53,679
Amount due from related parties	94,139	165,125
Other non-current assets	100,791	107,989

TOTAL ASSETS	5,214,383	4,472,547

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	1,400,776	1,024,218
Accounts payable	456,972	394,588
Convertible notes-current	406	414
Other current liabilities	487,523	617,540

Total current liabilities	2,345,677	2,036,760

Long-term bank borrowings	163,341	159,573
Convertible notes-non-current	551,153	543,262
Accrued warranty costs	81,016	71,930
Other long-term liabilities	167,605	179,315

Total liabilities	3,308,792	2,990,840

Total Suntech Power Holdings Co. Ltd. Equity	1,893,059	1,461,766
Noncontrolling interest	12,532	19,941
Total equity	1,905,591	1,481,707

TOTAL LIABILITIES AND EQUITY	5,214,383	4,472,547

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	1 Year ended	1 Year ended
	Dec 31,	Dec 31,
	2009	2010
Total net revenues	1,693,348	2,901,931
— Investee companies of GSF	115,789	197,385
— Others	1,577,559	2,704,546
Total cost of revenues	1,354,584	2,398,095

Gross profit	338,764	503,836

Selling expenses	58,872	78,655
General and administrative expenses	76,888	187,786
Research and development expenses	29,022	40,215

Total operating expenses	164,782	306,656

Income from operations	173,982	197,180

Interest expense	(103,257)	(99,473)
Interest income	9,553	7,646
Foreign exchange gain (loss)	8,640	(46,741)
Other income (expense), net	2,575	(47,701)

Income before income taxes	91,493	10,911
Tax (expense) provision, net	(2,519)	2,458

Net income after taxes before noncontrolling interest and equity in (loss) earnings of affiliates	88,974	13,369
Added Equity in (loss) earnings of affiliates, net of taxes	(3,338)	249,969

Net income	85,636	263,338

Net income attributable to the noncontrolling interest	(61)	(1,003)

Net income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	85,575	262,335

Net income per share and per ADS:
— Basic	0.50	1.46
— Diluted	0.50	1.44

Shares and ADSs used in computation:
— Basic	169,671,649	179,585,692
— Diluted	172,491,074	181,629,281

Each ADS represents one ordinary share

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months ended	Three months ended	Three months ended
	Dec 31,	Sept 30,	Dec 31,
	2009	2010	2010
Total net revenues	583,619	743,673	945,082
— Investee companies of GSF	—	143,769	53,616
— Others	583,619	599,904	891,466
Total cost of revenues	444,916	621,636	791,687

Gross profit	138,703	122,037	153,395

Selling expenses	20,493	18,775	22,455
General and administrative expenses	18,164	28,850	30,795
Research and development expenses	13,023	11,856	9,957

Total operating expenses	51,680	59,481	63,207

Income from operations	87,023	62,556	90,188

Interest expense	(25,667)	(26,219)	(25,945)
Interest income	1,449	3,160	2,415
Foreign exchange (loss) gain	(13,198)	42,020	(2,784)
Other (expense), net	(3,646)	(74,104)	(448)

Income before income taxes	45,961	7,413	63,426
Tax (expense) provision, net	(2,643)	2,739	(2,295)

Net income after taxes before noncontrolling interest and equity in (loss) earnings of affiliates	43,318	10,152	61,131
Added Equity in (loss) earnings of affiliates, net of taxes	452	23,065	322,892

Net income	43,770	33,217	384,023

Net loss (income) attributible to the noncontrolling interest	253	(151)	(598)

Net income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	44,023	33,066	383,425

Net income per share and per ADS:
— Basic	0.25	0.18	2.13
— Diluted	0.24	0.18	2.02

Shares and ADSs used in computation:
— Basic	179,047,395	179,605,345	179,834,510
— Diluted	182,322,610	181,262,147	196,053,288

Each ADS represents one ordinary share